UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number: 000-29928

PACIFIC NORTH WEST CAPITAL CORP.
(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA V6M 2A3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]   Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [  ]   No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Exhibit List

99.1	News Release dated December 8, 2011, announcing the Company has commenced exploration diamond drilling on its 100% owned River Valley Platinum Group Metals (PGM) Property.

99.2	Material Change Report dated December 8, 2011, with respect to the Company’s announcement with regard to its commencement of exploration diamond drilling on its 100% owned River Valley Platinum Group Metals (PGM) Property.

99.3	News release dated December 13, 2011 with regard to the staking of 88 mining claims covering approximately 220 square kilometres north of the city of Thunder Bay, Ontario.

99.4	Condensed Consolidated Interim Financial Statements for the second quarter ended October 31, 2011.

99.5	Form 52-109F2 Certification of CFO of interim filings – full certificate, for the second quarter ended October 31, 2011 dated December 13, 2011.

99.6	Form 52-109F2 Certification of CEO of interim filings – full certificate, for the second quarter ended October 31, 2011 dated December 13, 2011.

99.7	Management’s Discussion and Analysis of the Interim Financial Statements for the second quarter ended October 31, 2011.

99.8	Amended News Release dated October 27, 2011 with regard to assay results for four more drill holes in the 2011 Phase IB Exploration program on its 100% owned River Valley PGM-Gold Property.

99.9	Amendment to the Material Change Report dated October 27, 2011 with regard to assay results for four more drill holes in the 2011 Phase IB Exploration program on its 100% owned River Valley PGM-Gold Property.

99.10	Amended and Restated Management’s Discussion and Analysis of the Interim Financial Statements for the second quarter ended October 31, 2011.

99.11	Form 52-109F2R Certification of Refiled interim filings – CFO, for the second quarter ended October 31, 2011 dated December 22, 2011.

99.12	Form 52-109F2R Certification of Refiled interim filings – CEO, for the second quarter ended October 31, 2011 dated December 22, 2011.

99.13	Amended and Restated Condensed Consolidated Interim Financial Statements for the second quarter ended October 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.
Registrant

/s/ Coreena Hansen
Coreena Hansen (Corporate Secretary)

January 3, 2012
Date